UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4 )*


                             The Turner Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   NU900273103
                   ------------------------------------------
                                 (CUSIP Number)

                   Richard R. Howe, Esq., Sullivan & Cromwell
                   125 Broad Street, New York, New York 10004
                                  212 558-4000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                       N/A
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 20 Pages

---------------------                                      ---------------------
CUSIP NO. NU900273103                                       PAGE 2 OF 20 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     EBSPSW Holding AG
     None
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     2,430,750
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               2,430,750
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,430,750
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                      ---------------------
CUSIP NO. NU900273103                                       PAGE 3 OF 20 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PSW Holding AG
     None
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     2,430,750
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               2,430,750
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,430,750
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                      ---------------------
CUSIP NO. NU900273103                                       PAGE 4 OF 20 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     EBS Holding AG
     None
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     2,430,750
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               2,430,750
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,430,750
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                      ---------------------
CUSIP NO. NU900273103                                       PAGE 5 OF 20 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Peter Steiner
     None
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     2,448,000
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               2,448,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,448,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                      ---------------------
CUSIP NO. NU900273103                                       PAGE 6 OF 20 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Heinrich Baumann
     None
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     2,448,000
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               2,448,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,448,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                      ---------------------
CUSIP NO. NU900273103                                       PAGE 7 OF 20 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Esther Baumann-Steiner
     None
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     2,430,750
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               2,430,750
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,430,750
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         AMENDMENT NO. 4 TO SCHEDULE 13D


         EBSPSW Holding AG, a Swiss corporation ("EBSPSW"), PSW Holding AG ("PSW"), EBS Holding AG ("EBS"), Peter Steiner, Heinrich Baumann and Esther Baumann-Steiner hereby amend and supplement the statement on Schedule 13D with respect to the Common Stock ("Common Stock") of The Turner Corporation, a Delaware corporation (the "Company"), previously filed by Karl Steiner Holding AG ("KSH") and others to reflect the transfer of the shares of the Company previously held by KSH to EBSPSW. Except as amended and supplemented hereby, the statement on Schedule 13D, as heretofore amended and supplemented, including the definitions of terms not otherwise defined herein, remains in full force and effect.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed jointly by EBSPSW, PSW, EBS, Peter Steiner, Heinrich Baumann and Esther Baumann-Steiner. PSW and EBS each owns 50% of the stock of EBSPSW. All of the stock of PSW is owned by Peter Steiner, and all of the stock of EBS is owned by Esther Baumann-Steiner, who is married to Heinrich Baumann. Accordingly, any security beneficially owned by EBSPSW may be regarded, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), as being beneficially owned by each of PSW, EBS, Peter Steiner, Heinrich Baumann and Esther Baumann-Steiner, since they each have or share the power to vote and dispose of securities beneficially owned by EBSPSW. EBSPSW, PSW, EBS, Peter Steiner, Heinrich Baumann and Esther Baumann-Steiner are hereinafter referred to collectively as "Steiner."

         The address of the principal business and the address of the principal office of EBSPSW is Hagenholzstrasse 60, 8050 Zurich, Switzerland. Schedule 1 hereto sets forth, with respect to each executive officer and director of EBSPSW, the following information: (a) name; (b) residence or business address; and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on. All of the officers and directors of EBSPSW are citizens of Switzerland. During the five years preceding the filing of this Statement, neither EBSPSW nor, to the knowledge of any of EBSPSW, PSW, EBS, Peter Steiner, Heinrich Baumann or Esther Baumann-Steiner, any of the executive officers or directors of EBSPSW has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.


                               Page 8 of 20 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 10, 1999, the shares of the Company owned by KSH were transferred to PSW and EBS at book value which was then CHF 59,647,566.56, based on the closing price of the Common Stock on December 31, 1998 of $18.3125 and the Swiss Franc to U.S. dollar exchange ratio as furnished by the Swiss Central Bank at that date. On June 1, 1999 the shares of the Company were contributed by PSW and EBS to EBSPSW.

ITEM 4.  PURPOSE OF TRANSACTION.

         In the fall of 1998 KSH decided to sell its business to Skanska AB, and it decided that selling the stock of KSH would be the appropriate method of sale. However, Skanska did not wish to own the shares of the Company owned by KSH, and accordingly the Series C Shares, Series D Shares and shares of Common Stock of the Company owned by KSH were transferred to EBSPSW.

         In view of the sale of its construction business to Skanska, Steiner is interested in selling its shares in the Company. Steiner has had discussions with the Company concerning the possible repurchase of its shares by the Company, but it is also considering other alternatives.

         Except as set forth above, at the present time Steiner has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Steiner presently owns 9,000 Series C Shares, 6,000 Series D Shares and 30,750 shares of Common Stock of the Company. The Series C and Series D Shares are convertible at any time at the option of the holders thereof into an aggregate of 2,400,000


                               Page 9 of 20 Pages
shares of Common Stock, subject to adjustment in certain events. As a result of the conversion rights of the holders of the Series C and Series D Shares, Steiner may be deemed for purposes of Section 13(d) of the Act to be the beneficial owner of the shares of Common Stock into which such Shares may be converted.

         In addition to the shares owned by EBSPSW, Peter Steiner and Heinrich Baumann each holds currently exercisable stock options to purchase 17,250 shares of Common Stock of the Company, which are not included in the shares beneficially owned by Steiner for purposes hereof.

         According to the Form 10-Q of the Company for the quarter ended March 31, 1999, as of April 30, 1999 there were outstanding a total of 7,875,143 shares of Common Stock and 838,731 Series B Shares (convertible into an aggregate of 1,258,097 shares of Common Stock). According to the Form 10-K of the Company for the year ended December 31, 1998, as of February 26, 1999 there were outstanding currently exercisable employee stock options to purchase 711,939 shares of Common Stock. Assuming conversion of the Series C and Series D Shares into Common Stock but not the conversion or exercise of any Series B Shares or employee stock options, Steiner would own beneficially an aggregate of 2,430,750 out of 10,275,143 shares of Common Stock that would then be outstanding, or approximately 23.7%. If the outstanding Series B Shares were also converted into Common Stock, Steiner would own beneficially an aggregate of 2,430,750 out of 11,533,240 shares of Common Stock that would then be outstanding, or approximately 21.1%. If the 711,939 currently exercisable employee stock options were also exercised in full, Steiner would own an aggregate of 2,430,750 out of 12,245,179 shares of Common Stock that would then be outstanding, or approximately 19.9%.

         See Item 3 above for information regarding transactions in the securities of the Company within the preceding sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On April 22, 1999, the Company entered into an Agreement with KSH, EBSPSW, PSW and EBS pursuant to which it consented to the transfer of the shares of the Company previously owned by KSH to EBS and PSW and by EBS and PSW to EBSPSW, to the assignment by KSH to EBSPSW of all of KSH's rights under the Options Agreement, the assumption by EBSPSW of all of KSH's obligations under the Options Agreement and the release of KSH from any further obligations under the Options Agreement. As so assigned the Options Agreement, as heretofore modified by the waiver by the Company of the provisions of Paragraph 7(a) thereof, remains in full force and effect. A copy of the Options Agreement was filed as Exhibit 3 to Steiner's original Statement on Schedule 13D filed on July 27, 1992.



                               Page 10 of 20 Pages

         In addition, on April 8, 1999 the Company and KSH entered into a letter agreement pursuant to which KSH waived its rights under Section 12.1, and the Company waived its rights under Section 12.2, of the Limited Liability Company Agreement of Turner Steiner International, LLC dated as of December 22, 1997 between KSH and the Company. The purpose of the waivers was to facilitate the acquisition of KSH by Skanska AB.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits are filed with this Amendment No. 4:

          7. Agreement, dated as of April 22, 1999, among KSH, EBS, PSW, EBSPSW and the Company.

          8. Letter Agreement, dated April 8, 1999, between KSH and the Company.

          9. Power of Attorney, dated June 14, 1999, by EBSPSW, PSW, EBS, Peter Steiner, Heinrich Baumann and Esther Baumann-Steiner authorizing Richard R. Howe to sign statements on Schedule 13D and amendments thereto.




                               Page 11 of 20 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 1999
                                                    EBSPSW HOLDING AG

                                                    By /s/ Richard R. Howe
                                                      --------------------------
                                                      Richard R. Howe
                                                      Attorney-In-Fact


                                                    PSW HOLDING AG

                                                    By /s/ Richard R. Howe
                                                      --------------------------
                                                      Richard R. Howe
                                                      Attorney-In-Fact


                                                    EBS HOLDING AG

                                                    By /s/ Richard R. Howe
                                                      --------------------------
                                                      Richard R. Howe
                                                      Attorney-In-Fact


                                                    PETER STEINER

                                                    By /s/ Richard R. Howe
                                                      --------------------------
                                                      Richard R. Howe
                                                      Attorney-In-Fact


                                                    HEINRICH BAUMANN

                                                    By /s/ Richard R. Howe
                                                      --------------------------
                                                      Richard R. Howe
                                                      Attorney-In-Fact


                                                    ESTHER BAUMANN-STEINER

                                                    By /s/ Richard R. Howe
                                                      --------------------------
                                                      Richard R. Howe
                                                      Attorney-In-Fact




                               Page 12 of 20 Pages

                                                                      SCHEDULE 1



                   DIRECTORS AND OFFICERS OF EBSPSW HOLDING AG



Name                  Business Address            Principal Occupation
----                  ----------------            --------------------


Directors:
----------

Heinrich Baumann      Hagenholzstrasse 60         Chairman of KSH, Chairman
                      8050 Zurich                 of Karl Steiner Industrie AG
                      Switzerland                 and General Manager of the
                                                  Karl Steiner Group
Peter Steiner         Hagenholzstrasse 60         Vice Chairman of KSH,
                      8050 Zurich                 Chairman of Karl Steiner AG
                      Switzerland                 and of Karl Steiner
                                                  Generalunternehmung AG and
                                                  General Manager of the Karl
                                                  Steiner Group


Officers:
---------

Heinrich Baumann      Hagenholzstrasse 60         Chairman of KSH, Chairman
Chairman              8050 Zurich                 of Karl Steiner Industrie AG
                      Switzerland                 and General Manager of the
                                                  Karl Steiner Group
Peter Steiner         Hagenholzstrasse 60         Vice Chairman of KSH,
Vice Chairman         8050 Zurich                 Chairman of Karl Steiner AG
                      Switzerland                 and of Karl Steiner
                                                  Generalunternehmung AG and
                                                  General Manager of the Karl
                                                  Steiner Group




                               Page 13 of 20 Pages